                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                           INTERFOODS OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class and Securities)


                                   458973-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Claire P. Menard
                      Berman Rennert Vogel & Mandler, P.A.
      Bank of America Tower, 100 SE 2nd Street, Suite 3500, Miami, FL 33131
                                 (305) 577-4171
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 30, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                             ----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

                             ----------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
  1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 14 Pages)

CUSIP No. 458973-10-4                13D                            Page 2 of 14

--------------------------------------------------------------------------------
(1) Names of Reporting Persons and I.R.S. Identification Nos. of above Persons (Entities Only)

         Andrew J. Nichols

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box If a Member of a Group*
         (A)      [   ]
         (B)      [   ]
--------------------------------------------------------------------------------
(3)      Sec Use Only


--------------------------------------------------------------------------------
(4)      Source of Funds*

         PF, OO

--------------------------------------------------------------------------------
(5)      Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e): [    ]


--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         United State of America

--------------------------------------------------------------------------------
Number of             (7)   Sole Voting Power
Shares
Beneficially                0
Owned by              ----------------------------------------------------------
Each                  (8)   Shared Voting Power
Reporting                   732,867
Person                ----------------------------------------------------------
With:                 (9)   Sole Dispositive Power

                            0
                      ----------------------------------------------------------
                      (10)  Shared Dispositive Power

                            732,867

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         732,867

--------------------------------------------------------------------------------
(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         [    ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         14.6%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person*

         IN
--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                13D                            Page 3 of 14

--------------------------------------------------------------------------------
(1) Names of Reporting Persons and I.R.S. Identification Nos. of above Persons (Entities Only)

         Shirley Nichols

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box If a Member of a Group*
         (A)      [   ]
         (B)      [   ]
--------------------------------------------------------------------------------
(3)      Sec Use Only


--------------------------------------------------------------------------------
(4)      Source of Funds*

         PF, OO

--------------------------------------------------------------------------------
(5)      Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e): [    ]


--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         United State of America

--------------------------------------------------------------------------------
Number of             (7)   Sole Voting Power
Shares
Beneficially                0
Owned by              ----------------------------------------------------------
Each                  (8)   Shared Voting Power
Reporting                   732,867
Person                ----------------------------------------------------------
With:                 (9)   Sole Dispositive Power

                            0
                      ----------------------------------------------------------
                      (10)  Shared Dispositive Power

                            732,867

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         732,867

--------------------------------------------------------------------------------
(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         [    ]

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         14.6%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person*

         IN
--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                13D                            Page 4 of 14


         Pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Andrew J. Nichols and Shirley Nichols (hereinafter referred to as the "Reporting Persons"), hereby amend and restate the report on
Schedule 13D filed by Mr. Nichols on March 30, 1998 (the "Initial 13D").

ITEM 1. SECURITY OF THE ISSUER.

         This Statement relates to the common stock, par value $.001 per share ("Common Stock"), of Interfoods of America, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 9400 South Dadeland Blvd., Suite 720, Miami, Florida 33131.

ITEM 2. IDENTITY AND BACKGROUND.

         1. (a) Name of Reporting Persons: Andrew J. Nichols and Shirley Nichols, husband and wife.

            (b) Residence or business address: 1629 Swan Terrace, North Fort
                Myers, Florida 33903

            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organizations in which such employment is conducted: Each of the Reporting Persons are retired.

            (d) During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he or she was, or is, subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws.

            (f) Mr. and Mrs. Nichols are citizens of the United States of
                America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Of the 732,867 shares beneficially owned by the Reporting Persons, 730,334 shares of Common Stock were acquired in open market transactions effected on the OTC Bulletin Board with personal funds, and 2,533 shares were issued as compensation for Mr. Nichols' services as a member of the Board of Directors of the Issuer.

              Subject to availability of shares at prices deemed favorable by the Reporting Persons, the Reporting Persons may acquire additional shares of Common Stock in the open market, in privately negotiated transactions with third parties, or otherwise.

              Depending on prevailing conditions and the Reporting Persons' evaluation of the factors described above, the Reporting Persons also may determine to sell, in the open market, in privately negotiated transactions with third parties or otherwise, all or part of their shares of Common Stock depending on the course of action that the Reporting Persons pursue with regard to his investments generally and in the Issuer, the price of shares of Common Stock, market conditions and other factors.

CUSIP No. 458973-10-4                13D                            Page 5 of 14


ITEM 4. PURPOSE OF TRANSACTION.

              The Reporting Person acquired the shares in order to increase their investment in and equity ownership of the Issuer. Except as set forth above, the Reporting Persons have no present plans or proposals which would result in, or are related to, any of the transactions described in subparagraphs
(a) through (j) of Item 4 under Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of the close of business on February 26, 2002, the Reporting Persons beneficially owned, in the aggregate, 732,867 shares of Common Stock, or approximately 14.6% of the 5,012,099 shares of Common Stock outstanding (exclusive of any shares issuable upon exercise of Issuer stock options), based upon the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed by the Issuer on January 15, 2002. Of the 732,867 shares beneficially owned by the Reporting Persons, 361,300 shares are held in Mr. Nichols' individual retirement account, or IRA, and 44,200 shares are held in the IRA of Mrs. Nichols. Attached hereto as Exhibit B are all of the transactions effected by the Reporting Persons in the Issuer's common stock since March 30, 1998.

              (b) Mr. and Mrs. Nichols share voting and dispositive power over all 732,867 shares of Common Stock beneficially owned by them.

              (c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

              (d) Except as described in response to Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              There are no contracts, arrangements, understandings or relationships between either of the Reporting Persons or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A - Joint Filing Agreement dated February 20, 2002 by and between the Reporting Persons

              Exhibit B - Transactions effected by the Reporting Persons for the years 2000 and 2001.

CUSIP No. 458973-10-4                13D                            Page 6 of 14



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2002

                                       /s/ Andrew J. Nichols
                                       ----------------------------------------
                                       Andrew J. Nichols



                                       /s/ Shirley Nichols
                                       -----------------------------------------
                                       Shirley Nichols

CUSIP No. 458973-10-4                13D                            Page 7 of 14


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, par value $.001 per share, of Interfoods of America, Inc.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:  February 20, 2002
                                       /s/ Andrew J. Nichols
                                       -----------------------------------------
                                       Andrew J. Nichols



                                       /s/ Shirley Nichols
                                       -----------------------------------------
                                       Shirley Nichols

CUSIP No. 458973-10-4                13D                            Page 8 of 14


                                    EXHIBIT B

                   TRANSACTIONS EFFECTED BY REPORTING PERSONS
                              SINCE MARCH 30, 1998


     Date
  Acquired        Purchaser/Seller                      Transaction                Qty     Price/Share
  --------        ----------------                      -----------                ---     -----------
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.083
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.333
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                    500           1.270
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                    500           1.333
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                    500           1.083
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.270
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                    400           1.270
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.333
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                    500           1.333
   12/22/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.270
   12/23/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.270
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.489
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.270
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.083
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    400           1.270
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    900           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    500           1.364
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  2,000           1.083
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    500           1.364
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.364
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.208
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.395
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.208
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.489
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.208
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    100           1.208
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.208
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.208
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.083
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    500           1.270
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.270
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.083
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.145
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    900           1.083
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                    100           1.083
   12/31/98       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.083
   01/04/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.583

CUSIP No. 458973-10-4                13D                            Page 9 of 14


     Date
  Acquired        Purchaser/Seller                      Transaction                Qty     Price/Share
  --------        ----------------                      -----------                ---     -----------
   01/04/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.583
   01/04/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.583
   01/04/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.583
   01/04/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.583
   01/05/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/05/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.551
   01/05/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   01/05/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.583
   01/05/99       IRA fbo Andrew J. Nichols                 BUY                    400           1.551
   01/06/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/06/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.270
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.520
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.520
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                    400           1.520
   01/07/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.551
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                  1,500           1.551
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.583
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.583
   01/08/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.583
   01/11/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   01/11/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/11/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.551
   01/12/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   01/12/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.551
   01/12/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/12/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/12/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.551
   01/12/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.551
   01/12/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   01/13/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.551
   01/13/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   01/13/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   01/13/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.551
   01/14/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/14/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/14/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.520
   01/14/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/14/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.458
   01/14/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/14/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520

CUSIP No. 458973-10-4                13D                           Page 10 of 14



     Date
  Acquired        Purchaser/Seller                      Transaction                Qty     Price/Share
  --------        ----------------                      -----------                ---     -----------
   01/15/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/15/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/15/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.520
   01/19/99       IRA fbo Andrew J. Nichols                 BUY                    400           1.458
   01/19/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.458
   01/19/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.458
   01/19/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.458
   01/19/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.520
   01/20/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/20/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/20/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.520
   01/20/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.520
   01/21/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.525
   01/21/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.525
   01/21/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.556
   01/22/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.631
   01/25/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.395
   01/25/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.520
   01/25/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.395
   01/25/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.395
   01/25/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/25/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.520
   01/25/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.520
   01/26/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.458
   01/26/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.520
   01/29/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.270
   01/29/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.458
   01/29/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.270
   01/29/99       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.395
   01/29/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.458
   01/29/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.270
   02/01/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.475
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.520
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.583
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.551
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.583
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.583
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                  2,000           1.458
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.583
   02/02/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.583
   02/04/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.825
   02/05/99       IRA fbo Andrew J. Nichols                 BUY                    500           1.853
   02/09/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.888
   02/10/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.700
   02/11/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.725
   02/12/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.806
   02/12/99       IRA fbo Andrew J. Nichols                 BUY                    300           1.806
   02/12/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.806
   02/12/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.806
   02/16/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.831


CUSIP No. 458973-10-4                13D                           Page 11 of 14



     Date
  Acquired        Purchaser/Seller                      Transaction                Qty     Price/Share
  --------        ----------------                      -----------                ---     -----------
   02/16/99       IRA fbo Andrew J. Nichols                 BUY                    200           1.831
   02/18/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.981
   02/19/99       Andrew J. Nichols                         BUY                     67           1.586
   03/01/99       Andrew J. Nichols                         BUY                    100           1.825
   04/20/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.575
   06/15/99       IRA fbo Andrew J. Nichols                 BUY                    100           1.388
   08/09/99       IRA fbo Shirley Nichols                   BUY                    200           1.081
   08/09/99       IRA fbo Shirley Nichols                   BUY                    200           1.081
   08/10/99       IRA fbo Shirley Nichols                   BUY                    200           1.131
   08/12/99       IRA fbo Shirley Nichols                   BUY                    200           1.100
   08/17/99       IRA fbo Shirley Nichols                   BUY                    200           1.131
   08/18/99       IRA fbo Shirley Nichols                   BUY                    100           1.147
   08/18/99       IRA fbo Shirley Nichols                   BUY                    200           0.960
   08/18/99       IRA fbo Shirley Nichols                   BUY                    200           1.147
   08/18/99       IRA fbo Shirley Nichols                   BUY                    200           1.147
   08/18/99       IRA fbo Shirley Nichols                   BUY                    200           1.147
   09/16/99       IRA fbo Shirley Nichols                   BUY                    200           1.038
   09/27/99       IRA fbo Shirley Nichols                   BUY                  1,000           0.708
   10/12/99       IRA fbo Shirley Nichols                   BUY                  1,000           0.444
   10/12/99       IRA fbo Shirley Nichols                   BUY                  1,000           0.475
   10/12/99       IRA fbo Shirley Nichols                   BUY                  1,000           0.475
   10/13/99       IRA fbo Shirley Nichols                   BUY                    100           0.950
   10/29/99       IRA fbo Shirley Nichols                   BUY                    100           1.013
   03/08/00       Andrew J. Nichols                         BUY                 50,000             N/A
   04/11/00       Andrew J. Nichols                         BUY                     50           1.213
   04/20/00       Andrew J. Nichols                         SELL               (1,000)           1.063
   05/01/00       IRA fbo Shirley Nichols                   BUY                    100           1.098
   05/01/00       IRA fbo Shirley Nichols                   BUY                    100           1.192
   05/01/00       IRA fbo Shirley Nichols                   BUY                    100           1.129
   05/05/00       Andrew Nichols                            SELL             (100,000)          1.3500
   06/05/00       Andrew Nichols                            SELL             (100,000)          1.3500
   06/30/00       Andrew Nichols                            SELL             (100,000)          1.3500
   08/09/00       Andrew J. Nichols                         BUY                  5,000           0.632
   08/09/00       Andrew J. Nichols                         BUY                  1,000           0.632
   08/18/00       Andrew J. Nichols                         BUY                  2,500           0.633
   08/23/00       Andrew J. Nichols                         BUY                  2,500           0.758
   08/29/00       Andrew J. Nichols                         BUY                  5,000           0.763
   08/29/00       Andrew J. Nichols                         BUY                  2,500           0.763
   08/29/00       Andrew J. Nichols                         BUY                  1,000           0.763
   08/29/00       Andrew J. Nichols                         BUY                  1,000           0.763
   09/28/00       Andrew J. Nichols                         BUY                  5,000           0.917
   09/28/00       Andrew J. Nichols                         BUY                  4,000           0.917
   10/03/00       Andrew J. Nichols                         BUY                  2,500           0.826
   10/03/00       Andrew J. Nichols                         BUY                  2,500           0.795
   10/03/00       Andrew J. Nichols                         BUY                  2,500           0.826
   10/03/00       Andrew J. Nichols                         BUY                  2,500           0.826
   10/03/00       Andrew J. Nichols                         BUY                  1,000           0.826
   10/03/00       Andrew J. Nichols                         BUY                  1,000           0.826
   10/04/00       Andrew J. Nichols                         BUY                  5,000           0.879
   10/05/00       Andrew J. Nichols                         BUY                  2,500           0.879
   10/05/00       Andrew J. Nichols                         BUY                  2,500           0.879
   10/06/00       Andrew J. Nichols                         BUY                  5,000           0.887
   10/06/00       Andrew J. Nichols                         BUY                  5,000           0.887
   10/12/00       Andrew J. Nichols                         BUY                  2,500           0.883

CUSIP No. 458973-10-4                13D                           Page 12 of 14



     Date
  Acquired        Purchaser/Seller                      Transaction                Qty     Price/Share
  --------        ----------------                      -----------                ---     -----------
   10/17/00       Andrew J. Nichols                         BUY                  2,500           0.884
   10/17/00       Andrew J. Nichols                         BUY                  2,500           0.947
   10/17/00       Andrew J. Nichols                         BUY                  1,000           1.041
   10/17/00       Andrew J. Nichols                         BUY                  1,500           1.041
   10/20/00       Andrew J. Nichols                         SELL                 (100)           0.813
   10/23/00       Andrew J. Nichols                         BUY                  5,000           0.879
   10/24/00       Andrew J. Nichols                         BUY                  1,000           0.881
   10/24/00       Andrew J. Nichols                         BUY                  2,500           0.881
   10/25/00       Andrew J. Nichols                         BUY                  1,000           1.030
   10/26/00       Andrew J. Nichols                         BUY                  2,500           1.004
   10/26/00       Andrew J. Nichols                         BUY                  2,500           0.973
   10/30/00       Andrew J. Nichols                         BUY                  2,500           0.879
   10/30/00       Andrew J. Nichols                         BUY                  2,500           0.879
   11/03/00       Andrew J. Nichols                         BUY                  1,000           0.975
   11/03/00       Andrew J. Nichols                         BUY                  2,500           0.975
   11/03/00       Andrew J. Nichols                         BUY                  1,500           1.038
   11/03/00       Andrew J. Nichols                         BUY                  1,000           1.069
   11/09/00       Andrew J. Nichols                         BUY                  1,000           0.958
   11/13/00       Andrew J. Nichols                         BUY                  1,000           0.975
   11/13/00       Andrew J. Nichols                         BUY                  2,500           0.975
   11/13/00       Andrew J. Nichols                         BUY                  2,500           1.007
   11/15/00       Andrew J. Nichols                         BUY                  2,500           0.791
   11/15/00       Andrew J. Nichols                         BUY                  2,500           0.822
   11/15/00       Andrew J. Nichols                         BUY                  1,000           0.884
   11/15/00       Andrew J. Nichols                         BUY                  1,500           0.884
   11/17/00       Andrew J. Nichols                         BUY                  5,000           0.823
   11/17/00       Andrew J. Nichols                         BUY                  1,000           0.948
   11/17/00       Andrew J. Nichols                         BUY                  2,500           0.948
   11/20/00       Andrew J. Nichols                         BUY                  2,500           0.942
   11/20/00       Andrew J. Nichols                         BUY                  2,500           0.879
   11/27/00       Andrew J. Nichols                         SELL               (1,000)           0.875
   11/27/00       Andrew J. Nichols                         SELL               (1,000)           0.875
   12/01/00       Andrew J. Nichols                         BUY                  2,500           0.883
   12/04/00       Andrew J. Nichols                         BUY                  1,000           1.097
   12/04/00       Andrew J. Nichols                         BUY                  1,500           1.038
   12/04/00       Andrew J. Nichols                         BUY                    500           1.094
   12/05/00       Andrew J. Nichols                         BUY                  1,000           0.895
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  1,000           0.891
   12/12/00       Andrew J. Nichols                         BUY                  1,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/12/00       Andrew J. Nichols                         BUY                  2,500           0.891
   12/14/00       IRA fbo Andrew J. Nichols                 BUY                  1,000           0.770
   12/19/00       Andrew J. Nichols                         SELL                 (400)           0.531
   12/19/00       Andrew J. Nichols                         BUY                  5,000           0.516
   12/19/00       Andrew J. Nichols                         BUY                  2,500           0.579
   12/19/00       Andrew J. Nichols                         BUY                    200           0.516
   12/19/00       Andrew J. Nichols                         BUY                  5,000           0.516
   12/19/00       Andrew J. Nichols                         BUY                  2,000           0.516


CUSIP No. 458973-10-4                13D                           Page 13 of 14




     Date
  Acquired        Purchaser/Seller                      Transaction                Qty     Price/Share
  --------        ----------------                      -----------                ---     -----------
   12/19/00       Andrew J. Nichols                         BUY                  5,000           0.516
   12/19/00       Andrew J. Nichols                         BUY                  2,500           0.641
   12/27/00       Andrew J. Nichols                         BUY                  2,500           0.732
   12/27/00       Andrew J. Nichols                         BUY                  2,500           1.014
   12/27/00       Andrew J. Nichols                         BUY                  2,500           0.576
   12/27/00       Andrew J. Nichols                         BUY                  2,500           0.576
   12/27/00       Andrew J. Nichols                         BUY                  2,500           0.607
   12/28/00       Andrew J. Nichols                         BUY                  1,000           1.020
   12/29/00       Andrew J. Nichols                         BUY                  1,000           0.703
   12/29/00       Andrew J. Nichols                         BUY                  2,500           0.734
   12/29/00       Andrew J. Nichols                         BUY                  2,500           0.828
   12/29/00       Andrew J. Nichols                         BUY                  2,500           0.734
   12/29/00       Andrew J. Nichols                         BUY                  2,500           0.734
   12/29/00       Andrew J. Nichols                         BUY                  2,500           0.828
   12/29/00       Andrew J. Nichols                         BUY                  2,500           0.703
   12/29/00       Andrew J. Nichols                         BUY                  2,500           0.703
   01/03/01       Andrew J. Nichols                         BUY                  2,500           0.848
   01/03/01       Andrew J. Nichols                         BUY                  2,500           1.004
   01/08/01       Andrew J. Nichols                         BUY                  2,500           1.004
   01/08/01       Andrew J. Nichols                         BUY                  2,500           1.004
   01/09/01       Andrew J. Nichols                         BUY                  1,000           1.051
   01/17/01       Andrew J. Nichols                         BUY                  2,500           0.883
   01/18/01       Andrew J. Nichols                         BUY                  5,000           0.879
   01/19/01       Andrew J. Nichols                         BUY                    500           0.944
   01/19/01       Andrew J. Nichols                         BUY                  2,500           0.944
   01/22/01       Andrew J. Nichols                         BUY                  2,000           0.944
   01/22/01       Andrew J. Nichols                         BUY                  1,000           0.944
   01/29/01       Andrew J. Nichols                         BUY                  2,500           0.890
   01/29/01       Andrew J. Nichols                         BUY                  2,500           0.890
   01/29/01       Andrew J. Nichols                         BUY                  2,500           0.890
   01/29/01       Andrew J. Nichols                         BUY                  2,500           0.890
   01/29/01       Andrew J. Nichols                         BUY                  2,500           0.890
   01/29/01       Andrew J. Nichols                         BUY                  2,500           0.890
   01/29/01       Andrew J. Nichols                         BUY                  2,500           0.890
   01/30/01       Andrew J. Nichols                         BUY                    500           1.023
   01/30/01       Andrew J. Nichols                         BUY                    500           1.023
   01/30/01       Andrew J. Nichols                         BUY                    500           1.076
   01/31/01       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.208
   01/31/01       Andrew J. Nichols                         SELL               (1,000)           1.063
   01/31/01       Andrew J. Nichols                         SELL               (1,000)           1.125
   01/31/01       Andrew J. Nichols                         BUY                    500           1.069
   01/31/01       Andrew J. Nichols                         BUY                    500           1.132
   01/31/01       Andrew J. Nichols                         BUY                    500           1.100
   01/31/01       Andrew J. Nichols                         BUY                  1,000           1.069
   01/31/01       Andrew J. Nichols                         BUY                    500           1.197
   02/09/01       Andrew J. Nichols                         BUY                    100           1.043
   02/09/01       Andrew J. Nichols                         BUY                    200           1.043
   02/09/01       Andrew J. Nichols                         BUY                    200           1.043
   02/09/01       Andrew J. Nichols                         BUY                    200           1.043
   02/09/01       Andrew J. Nichols                         BUY                  1,000           1.043
   02/12/01       Andrew J. Nichols                         BUY                    200           1.100
   02/16/01       IRA fbo Andrew J. Nichols                 BUY                  1,000           1.083
   02/16/01       Andrew J. Nichols                         BUY                  1,000           1.036
   02/16/01       Andrew J. Nichols                         BUY                  1,000           1.036

CUSIP No. 458973-10-4                13D                           Page 14 of 14




     Date
  Acquired        Purchaser/Seller                      Transaction                Qty     Price/Share
  --------        ----------------                      -----------                ---     -----------
   02/16/01       Andrew J. Nichols                         BUY                  1,000           1.068
   02/16/01       Andrew J. Nichols                         BUY                  1,000           1.068
   02/20/01       Andrew J. Nichols                         BUY                    500           1.076
   02/20/01       Andrew J. Nichols                         BUY                    500           1.076
   02/20/01       Andrew J. Nichols                         BUY                    500           1.076
   03/09/01       Andrew J. Nichols                         BUY                    200           1.050
   03/09/01       Andrew J. Nichols                         BUY                    200           1.050
   03/09/01       Andrew J. Nichols                         BUY                    200           1.050
   03/09/01       Andrew J. Nichols                         BUY                    200           1.050
   03/09/01       Andrew J. Nichols                         BUY                    200           1.500
   03/12/01       Andrew J. Nichols                         BUY                    200           1.130
   03/15/01       Andrew J. Nichols                         BUY                    200           1.040
   03/15/01       Andrew J. Nichols                         BUY                    200           1.040
   03/15/01       Andrew J. Nichols                         BUY                    200           1.040
   03/15/01       Andrew J. Nichols                         BUY                    200           1.040
   03/15/01       Andrew J. Nichols                         BUY                    200           1.040
   03/21/01       Andrew J. Nichols                         BUY                  1,000           1.010
   03/21/01       Andrew J. Nichols                         BUY                    100           1.030
   03/21/01       Andrew J. Nichols                         BUY                    200           1.010
   03/21/01       Andrew J. Nichols                         BUY                    200           1.010
   03/21/01       Andrew J. Nichols                         BUY                    200           1.010
   03/21/01       Andrew J. Nichols                         BUY                    200           1.030
   03/30/01       Andrew J. Nichols                         BUY                    200           1.050
   03/30/01       Andrew J. Nichols                         BUY                    200           1.050
   04/02/01       Andrew J. Nichols                         BUY                  1,000           0.882
   04/02/01       Andrew J. Nichols                         BUY                    800           0.882
   04/02/01       Andrew J. Nichols                         BUY                    500           0.882
   04/02/01       Andrew J. Nichols                         BUY                    500           0.882
   04/02/01       Andrew J. Nichols                         BUY                    200           1.007
   04/03/01       Andrew J. Nichols                         BUY                    500           0.895
   04/03/01       Andrew J. Nichols                         BUY                    500           0.895
   04/03/01       IRA fbo Shirley Nichols                   BUY                    800           0.900
   04/05/01       Andrew J. Nichols                         BUY                  2,500           1.008
   04/24/01       Andrew J. Nichols                         BUY                    200           1.110
   06/19/01       Andrew J. Nichols                         BUY                  1,000           1.030
   07/17/01       Andrew J. Nichols                         BUY                    500           1.050
   08/23/01       Andrew J. Nichols                         BUY                    500           1.040
   09/18/01       Andrew J. Nichols                         BUY                    100           1.200
   09/18/01       IRA fbo Shirley Nichols                   BUY                    100           1.200
   09/24/01       IRA fbo Shirley Nichols                   BUY                    100           1.200
   11/02/01       Andrew J. Nichols                         BUY                     50           1.400
